Wowjoint Holdings Limited Reports Fourth Quarter & Fiscal

Year 2011 Financial Results

•	FY 2011 revenue of $24.4 million
•	Q4 2010 revenue of $4.0 million
•	EPS for FY 2011 was $0.15, a 150% increase from FY 2010
•	Gross margins increased to 27.3% for FY 2011
•	Order backlog was strong at $16.3 million as of December 31, 2011

BEIJING, April 13, 2012 — Wowjoint Holdings Limited ("Wowjoint," or the "Company") (Nasdaq: BWOW), China’s innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, reported today unaudited financial results for the fourth quarter and full year of 2011.

Full Year Ended December 31, 2011

•	Revenues for the full year ended December 31, 2011 were $24.4 million, a slight increase from the $24.1 million reported for 2010.
•	The Company built and sold 12 machines during the year which represented $19.6 million, or 80% of total revenues.
•	Technical service sales were $1.3 million, a decrease from the $5.1 million in FY 2010. Lease income for FY 2011, which began as a segment of revenue a year ago for the company, represented $3.5 million, or 14.4% of total revenues, an increase from $0.7 million in 2010.
•	International based revenues accounted for approximately 26% of total sales.
•	Gross profit for 2011 was $6.7 million, compared to gross profit of $6.0 million in the full year 2010, representing an 11% increase year over year. Gross margins increased to 27.3%, from 24.8% in the same period 2010. The 250 basis points gross margin increase was due to higher lease income and a higher margin product mix.
•	Operating margin increased substantially to 8.6% compared to 2.6% in the prior year. During the year the Company entered into new markets and added staffing to enhance the Company’s internal systems and control, yet the company was able to control costs and achieve an increase in operating profit.
•	Net income was $1.2 million, or $0.15 per share based on 7.9 million weighted average shares outstanding, compared to net income of $0.4 million, or $0.06 per share based on 7.4 million weighted average shares outstanding for the full year 2010.

Operating expenses for 2011 were reduced to approximately $4.6 million, compared to $5.3 million in the same period of 2010. Selling expenses were flat year over year at $1.2 million. General and administrative expenses were $3.4 million and $4.2 million for the 2011 and 2010 periods, respectively, with the decrease due to the company’s stringent focus on reducing costs.

Fourth-quarter Ended December 31, 2011

•	Revenues for the Company's fourth quarter ended December 31, 2011 were $4.0 million as compared to $11.0 million in the fourth quarter of 2010.
•	Technical service sales $151,000 in the fourth quarter 2011.
•	Lease income increased 269% to $2.7 million for the fourth quarter 2011. This is a higher margin line of business for Wowjoint. Gross margin for this segment was 80%, much higher than that of machinery sales at 17%.
•	Gross profit was $1.5 million compared to $3.2 million in the year ago period. Gross margins increased markedly to 36.9%, from the previous quarter 2011 and from a year ago 2010. This is primarily due to a higher percentage of lease revenue, which has a higher gross margin.

•	Operating margins were 1.6% for the fourth quarter 2011.

•	Net loss for the fourth quarter 2011 was $0.3 million, compared to net income of $1.3 million in same period 2010.

Cost of sales for the three months ended December 31, 2011 was approximately $2.5 million as compared to $7.9 million for the three months ended December 31, 2010. Operating expenses for the three months ended December 31, 2011 were approximately $1.5 million, compared to $1.6 in the same period in 2010. Selling expenses for the three months ended December 31, 2011 totaled $0.3 million compared to $0.4 million in the same period of 2010.

“During the fourth quarter, we continued to pursue International expansion by attending two conferences in the US, which introduced Wowjoint to various contractors and designers that could be customers in the future,” commented Mr. Yabin Liu, Chairman and Chief Executive Officer of Wowjoint. “In general, gross margin has improved noticeably for the year due to the increase in our lease income segment, which provides clearer visibility for our future revenue stream. Providing leasing and technical services creates a more stable income flow and helps us better serve our customers.”

Balance Sheet as of December 31, 2011

•	Cash and cash equivalents totaled $4.6 million at December 31, 2011, as compared to $2.2 million at December 31, 2010.
•	Accounts receivable were $13.3 million at December 31, 2011 as compared to $14.0 million at December 31, 2010. The receivables are held with extremely large Blue Chip companies in China; therefore we believe collection of the receivables is relatively secure.
•	Inventories amounted to $5.6 million and working capital was $ 9.5 million on December 31, 2011.
•	The Company had total stockholders' equity of $22.5 million, with total assets of $53 million versus total liabilities of $30.5 million on December 31, 2011. Leverage was extremely low, with bank debt/equity of only 23%.

“We are pleased with Wowjoint’s progress during 2011. During the year we entered new vertical markets, new international locations and grew our sales force. We remain encouraged by the traction that we are achieving in these new markets and believe we will see the results over the next few years,” stated Mr. Yabin Liu, Chairman and CEO of Wowjoint.

Business Updates

Wowjoint continued to diversify its revenue streams in 2011, by entering new technical services and leasing contracts totaling $9.8 million. Key leasing and services contracts were signed with prominent construction companies such as China Railway 22nd and 17th Bureau Group Companies and China Railway No. 3 Engineering Group. These initiatives allow the Company to capitalize on global opportunities, while generating recurring revenues which will lead to greater revenue and earnings visibility.

Wowjoint made significant progress entering new vertical markets during 2011. In February 2011, Wowjoint announced a contract with Sunbird Yacht Company, China’s largest yacht manufacturer, to provide two marine hoists. In July, the marine hoist segment expanded through a contract with Shenzhen Land Investment & Development Center. The Company signed a contract with British Green (Tongliao) Wind Power Equipment Co., Ltd, a wind turbine tower manufacturer and a subsidiary of Greens Holdings Ltd (HK: 01318.HK), to provide a wind tower hoist. Finally, Wowjoint entered the bridge inspection and maintenance industry by being awarded a contract by China’s Ministry of Railway to build the first ever equipment for inspection of the overhead concrete beams of the elevated pave way of China’s high-speed railway. The Company continues to pursue additional verticals where its knowledge and expertise can be utilized and believes it will make further progress in new vertical markets during 2012.“We continued to expand our sales into new vertical markets and with additional leasing contracts,” stated Mr. Liu. “The Company’s skilled R&D team continues to produce innovative equipment, which is demonstrated by our new inspection maintenance equipment being chosen by the Ministry of Railway. This key advantage provides us the ability to provide solutions that our competitors are unable to produce. We are excited about the global opportunity we have in the future.”

In 2012, key management of the Company began purchases of the Company’s stock in the open market, demonstrating their belief in Wowjoint. In addition, a new manufacturing facility and a new R&D facility were established in Zhenjiang City. Construction on the facilities began in April 2012 and Wowjoint is actively pursuing partners to further expand the production in the new facilities.

2012 Guidance and Contract Backlog

Management issued revenue guidance for the first quarter of 2012 of approximately $1 to $2 million. The first quarter tends to be a slower quarter historically for the Company. Presently in China, there has been a decrease in infrastructure spending, which has had an impact on projects the Company would be involved in. We anticipate this will change later in the year as spending on infrastructure returns. In addition, the Company is pursuing leasing, service and International contracts to subsidize the reduction in Chinese projects.

As of December 31, 2011, Wowjoint's backlog of signed contracts totaled approximately $16.3 million.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in such large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint is well positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward Looking Statements

This press release includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:
Aubrye Foote, Vice President, Investor Relations
Tel: +1-530-475-2793
Email: aubrye@wowjoint.com

Website: www.wowjoint.com

	WOWJOINT HOLDINGS LTD
	Unaudited Consolidated Statement of Income
	(US dollars in thousands, except for EPS and share data)

	Three Months Ended			Fiscal Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2011	2011	2010	2011	2010
	(unaudited)			(unaudited)
Sales
Machinery sales	1,111	4,906	8,295	19,599	18,194
Technical service	151	167	1,989	1,275	5,124
Lease income	2,749	282	744	3,524	744
Total sales	4,011	5,355	11,028	24,398	24,062

Cost of goods sold	2,527	4,026	7,858	17,742	18,085
Gross profit	1,484	1,329	3,170	6,656	5,977

Operating expenses:
Selling expenses	331	226	400	1,160	1,163
General and administrative expenses	1,217	806	1,231	3,402	4,177
Total operating expenses	1,548	1,032	1,631	4,562	5,340

Income from operations	(64)	297	1,538	2,094	637

Other expenses:
Interest expense (net)	74	107	45	285	60
Bank expense	3	10	25	45	67
Foreign currency exchange loss (gain)	317	-	(15)	264	(38)
Other expense (profit)	(58)	(10)	(151)	(70)	(182)
Total other expenses	336	107	(97)	524	(93)

Income before income taxes	(400)	190	1,635	1,570	731

Income taxes (Benefits) expenses	60	(60)	323	346	307

Net income attributed to ordinary shareholders	(340)	250	1,312	1,224	424

Earnings per share
Basis	0.00	0.03	0.17	0.15	0.06
Diluted	0.00	0.03	0.17	0.15	0.06

Weighted average number of shares used in computing earnings per share
Basis	7,949,965	7,949,965	7,949,965	7,949,965	7,449,079
Diluted	7,949,965	7,949,965	7,949,965	7,949,965	7,449,079

	WOWJOINT HOLDINGS LTD
	Unaudited Consolidated Balance Sheet
	(US dollars in thousands)

	December 31,	September 30,	December 31,
	2011	2011	2010
	(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	4,627	3,762	2,168
Accounts receivable(net)	13,274	16,663	13,969
Other receivables	1,656	2,714	723
Advances to suppliers	8,956	5,875	3,524
Inventories	5,558	9,965	5,224
Costs and estimated earnings in excess of billings	4,201	3,785	2,690
Amount due from related parties	76	-	82
Total Current Assets	38,348	42,764	28,380

Property, plant and equipment	13,009	4,723	3,208
Intangible asset, net	1,067	7,815	1,044
Restricted cash	578	1,066	922
Prepaid expense - Long-term	-	554	101
Long-term Accounts Receivable	-	120	3,935
Total Assets	53,002	57,041	37,590

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Short-term loans	3,492	3,305	1,510
Accounts payable and accrued expenses	14,049	12,633	7,503
Advances from customers	6,068	9,423	1,173
Due to related parties	54	-	-
Unearned lease income	-	-	748
Taxes payable	4,592	5,177	5,051
Other payables	631	1,582	321
Billings in excess of costs and estimated earnings	-	531	897
Total Current Liabilities	28,886	32,651	17,203

Long-term loan	1,587	1,574	-

Stockholders' Equity:
Common stock	8	8	8
Additional paid in capital	10,300	10,300	10,300
Statutory surplus reserves	3,025	3,025	3,025
Retained earnings	7,185	7,525	5,961
Accumulated other comprehensive income	2,011	1,958	1,093
Total Stockholders' Equity	22,529	22,817	20,387
Total Liabilities and Stockholders' Equity	53,002	57,041	37,590

WOWJOINT HOLDINGS LTD

Statement of Cash Flows

(US dollars in thousands)

	Year Ended
	December 31, 2011	December 31, 2010
	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	1,224	424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	725	331
Bad debt expense	111	83
Other
Changes in operating assets and liabilities:
Accounts receivable	4,519	(4,537)
Other receivables	(933)	(680)
Advances to suppliers	(5,432)	(2,734)
Inventories	(334)	(1,589)
Costs and estimated earnings in excess of billings	(1,511)	(369)
Prepaid expense – Short-term	-	(96)
Accounts payables and accrued expenses	6,546	3,066
Other payables	310	66
Unearned lease income	(748)	748
Advances from customers	4,895	693
Taxes payable	(459)	(177)
Billings in excess of costs and estimated earnings	(897)	873
Total adjustments	6,792	(4,322)
Net cash (used in) provided by operating activities	8,016	(3,898)

CASH FLOWS FROM INVESTING ACTIVITIES:
Long term investment	-
Purchase of property, plant and equipment	(10,526)	(1,779)
Prepaid expense - Long-term	101	-
Net cash used in investing activities	(10,425)	(1,779)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by acquisition	-	6,910
Repayment of short-term loans	(1,510)	(732)
Proceeds from short-term loans	3,492	1,510
Proceeds from long-term loans	1,587
Restricted cash	344	(734)
Due from related parties	6	(20)
Due to related parties	54
Net cash provided by (used in) financing activities	3,973	6,934

NET INCREASE (DECREASE) IN CASH	1,564	1,257
EFFECT OF EXCHANGE RATE CHANGES ON CASH	895	236
CASH, BEGINNING OF PERIOD	2,168	675

CASH, END OF PERIOD	4,627	2,168

SUPPLEMENTAL DISCLOSURES:
Cash paid during the period for:
Interest paid	220	69
Income tax paid	427	26